SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                          Point Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 3, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.64156G102                      13D                         Page 2 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,270,400 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,270,400 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          PN
________________________________________________________________________________

CUSIP No.64156G102                      13D                         Page 3 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,270,400 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,270,400 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          OO
________________________________________________________________________________
(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP No.64156G102                      13D                         Page 4 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,270,400 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,270,400 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
(2) Shares are owned by Halter Financial  Investments,  LP of which TPH Capital,
L.P. is a limited partner of which TPH Capital GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP No.64156G102                      13D                         Page 5 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,270,400 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,270,400 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES(3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital Partners, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP No.64156G102                       13D                        Page 6 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,270,400 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,270,400 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES(4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP No.64156G102                      13D                         Page 7 of 11


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,270,400 SHARES
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,270,400 SHARES
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,270,400 SHARES(5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          80%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


          IN
________________________________________________________________________________
(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP No.64156G102                      13D                         Page 8 of 11

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Point Acquisition Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2.   IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital Partners, L.P. which is a limited partner of HFI ("Brigante"); George L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

     HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP No.64156G102                      13D                         Page 9 of 11


     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a stock subscription agreement, on January 3, 2007, HFI was issued 1,270,400 newly issued shares of restricted stock for cash consideration of $317,600. HFI used "working capital" to pay this consideration. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.


 ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions disclosed herein is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of newly issued shares of common stock.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, HFI may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the approximately 1,588,000 shares of the Stock outstanding on January 3, 2007 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, Halter, as the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

CUSIP No.64156G102                      13D                        Page 10 of 13

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 3, 2007, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,270,400 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

     Transactions effected in the last 60 days:

----------- ------------ ----------- ----------------- -------------------------
 Reporting      Date      Number of   Price per Share   How the transaction was
  Person                   Shares                              effected
----------- ------------ ----------- ----------------- -------------------------
HFI         January 3,   1,270,400   $.25              Private Stock Purchase
            2007
----------- ------------ ----------- ----------------- -------------------------

CUSIP No.64156G102                      13D                        Page 11 of 11

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.




ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Stock Subscription Agreement dated November 1, 2006 by and between HFI and the Issuer.

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



     DATED: January 3, 2007

                                       Halter Financial Investments, L.P.,
                                       a Texas limited partnership

                                       By:  Halter Financial Investments GP, LLC
                                       Its: General Partner

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its: Chairman


                                       Halter Financial Investments GP, LLC,
                                       a Texas limited liability company

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its: Chairman


                                       /s/ Timothy P. Halter
                                       ---------------------
                                       Timothy P. Halter


                                       /s/ David Brigante
                                       ------------------
                                       David Brigante


                                       /s/ George L. Diamond
                                       ---------------------
                                       George L. Diamond


                                       /s/ Marat Rosenberg
                                       -------------------
                                       Marat Rosenberg